CANADA
PROVINCE OF NEW BRUNSWICK
BUSINESS CORPORATIONS ACT
CERTIFICATE OF CONTINUANCE

Name of Corporation
CONSOLTEX GROUP INC. - GROUPE CONSOLTEX INC.

Corporation Number
510854

I HEREBY CERTIFY that the Articles of the above-mentioned corporation was continued under Section 126 of the Business


Director
Date of Continuance December 16, 1999

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NEW BRUNSWICK

NEW BRUNSWICK
BUSINESS CORPORATINS ACT
FORM 7
ARTICLE OF CONTINUANCE
(SECTION 126)

1- Name of Corporation:
CONSOLTEX GROUP INC. -
GROUPE CONSOLTEX INC.

2- The classes and any maximum number of shares that the corporation is authorized to issue and any maximum aggregate amount for which shares may be issued including shares without par value and/or with par value and the amount of the par value:

THE ANNEXED SCHEDULE "I" IS INCORPORATED IN THIS FORM.

3- Restrictions, if any, on share transfers:

THE ANNEXED SCHEDULE "II" IS INCORPORATED IN THIS FORM.

4- Number (or minimum and maximum number) of directors:

A MINIMUM OF THREE (3) AND A MAXIMUM OF TWENTY (20) AS DETERMINED BY RESOLUTION OF THE BOARD OF DIRECTORS.

5- Restrictions, if any, on business the corporation may carry on:
corporation:

NONE

6- (1) If a change of name effected, previous name:

N/A
  (2) Details of incorporation:

INCORPORATED UNDER THE CANADA BUSINESS
CORPORATIONS ACT on September 16,1992.

7- Other Provisions, if any:

THE ANNEXED SCHEDULE "III" IS INCORPORATED INTO THIS FORM.
Date
December 13, 1999
Signature
KIM A.
Description of Office
CHIEF FINANCIAL OFFICER
FOR DEPARTMENT USE ONLY
Corporation No. -
510854
FILED/DEC 16 1999


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CONSOLTEX GROUP INC.-
                           	GROUPE CONSOLTEX INC.

              (hereinafter referred to as the "Corporation")

          THIS IS SCHEDULE "I" TO THE FOREGOING FORM 7 UNDER THE
                  NEW BRUNSWICK BUSINESS CORPORATIONS ACT


The shares of the Corporation shall consist of:

     (i) an unlimited number of first preferred shares without nominal or par value issuable in series (hereinafter called the "First Preferred Shares"),

     (ii) an unlimited number of second preferred shares without nominal or par value issuable in series (hereinafter called the "Second Preferred Shares"),

     (iii) an unlimited number of multiple voting shares without nominal or par value (hereinafter called the "Multiple Voting Shares"), and

          (iv) an unlimited number of subordinate voting shares without nominal or par value (hereinafter called the "Subordinate Voting Shares"),

and the rights, privileges, conditions and restrictions attaching to each such class are as hereinafter set forth. Any reference herein to the Act is a reference to the BUSINESS CORPORATIONS ACT (New Brunswick) as it now exists and as it may be amended from time to time and any reference herein to a section of the Act is a reference herein to a section of the Act as such section is presently numbered or as it may be renumbered from time to time.

1.   FIRST PREFERRED SHARES

     The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, shall be as follows:

          (a) The First Preferred Shares shall be issuable in series and the Board of Directors of the Corporation shall have the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred Shares of each series subject to the limitations, if any, set out in the Articles of the Corporation.

          (b) The holders of any series of the First Preferred Shares shall be entitled to receive in priority to the holders of shares of any other class of the Corporation ranking subordinate to the First Preferred Shares, as and when declared by the Board of Directors of the Corporation, dividends in the amounts specified or determinable in accordance with the rights, privileges, restrictions and conditions attaching to the series of which such First Preferred Shares form part.

          (c)  Upon  any  liquidation,  dissolution,  or  winding-up of the
               Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, before any amount shall be paid to or any assets distributed among the holders of shares of any other class of the Corporation ranking subordinate to the First Preferred Shares, the holders of the First Preferred Shares shall be entitled to receive with respect to the shares of each series thereof all amounts which may be provided in the Articles of the Corporation to be payable thereon in respect of return of capital, premium and accumulated dividends remaining unpaid, including all cumulative dividends, whether or not declared.

          (d) Except as the Articles of the Corporation may provide with respect to any series of the First Preferred Shares in the event of the non-payment of dividends attached to such series, the holders of the First Preferred Shares shall not be entitled to receive any notice of or to attend or to vote at any meeting of shareholders of the Corporation; provided that at any meeting of shareholders at which, notwithstanding the foregoing, the holders of the First Preferred Shares are required or entitled by law to vote separately as a class, each holder of the First Preferred Shares of any series thereof shall be entitled to cast, in respect of each such First Preferred Share held, that number of votes which is equal to the quotient obtained by dividing the stated capital account maintained for all the outstanding First Preferred Share of such series by the number of such outstanding First Preferred Shares; provided that in respect of any such consideration denominated in a currency other than Canadian, the Board of Directors of the Corporation shall, for the purpose of this subsection 1(d), determine the appropriate conversion rate of such currency to Canadian currency in effect on the date of issue and, based on such rate, the Canadian dollar equivalent of such consideration; and provided further that when such quotient is a fraction or a whole number plus a fraction there shall be no right to vote in respect of such fraction.

          (e) The holders of the First Preferred Shares shall not be entitled to vote separately as a class, and, unless the Articles of the Corporation otherwise provide, the holders of any series of the First Preferred Shares shall not be entitled to vote separately as a series, upon a proposal to amend the Articles of the Corporation in the case of an amendment of a kind referred to in paragraphs (a), (b) and
               (e) of subsection 115(1) of the Act.

          (f) Any meeting of shareholders at which the holders of the First Preferred Shares are required or entitled by law to vote separately as a class or a series shall, unless the Articles of the Corporation otherwise provide, be called and conducted in accordance with the by-laws of the Corporation; provided that no amendment to or repeal of the provisions of such by-laws made after the date of the first issue of any of the First Preferred Shares by the Corporation shall be applicable to the calling and conduct of meetings of holders of the First Preferred Shares voting separately as a class or as a series unless such amendment or repeal has been theretofore approved by ordinary resolution adopted by the holders of the First Preferred Shares voting separately as a class.

2.   SECOND PREFERRED SHARES

     The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class, shall be as follows:

          (a)  The  Second  Preferred  Shares  shall   be  subject  to  and
               subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares.

          (b) The Second Preferred Shares shall be issuable in series and the Board of Directors of the Corporation shall have the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred Shares of each series subject to the limitations, if any, set out in the Articles of the Corporation.

          (c) The holders of any series of the Second Preferred Shares shall be entitled to receive in priority to the holders of shares of any other class of the Corporation ranking subordinate to the Second Preferred Shares, as and when declared by the Board of Directors of the Corporation dividends in the amounts specified or determinable in accordance with the rights, privileges, restrictions and conditions attaching to the series of which such Second Preferred Shares form part.

          (d)  Upon  any  liquidation, dissolution  or  winding-up  of  the
               Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, before any amount shall be paid to or any assets distributed among the holders of shares of any other class of the Corporation ranking subordinate to the Second Preferred Shares, the holders of the Second Preferred Shares shall be entitled to receive with respect to the shares of each series thereof all amounts which may be provided in the Articles of the Corporation to be payable thereon in respect of return of capital, premium and accumulated dividends remaining unpaid, including all cumulative dividends, whether or not declared.

          (e) Except as the Articles of the Corporation may provide with respect to any series of the Second Preferred Shares in the event of the non-payment of dividends attached to such series, the holders of the Second Preferred Shares shall not be entitled to receive any notice of or to attend or to vote at any meeting of shareholders of the Corporation; provided that at any meeting of shareholders at which, notwithstanding the foregoing, the holders of the Second Preferred Shares are required or entitled by law to vote separately as a class, each holder of the Second Preferred Shares of any series thereof shall be entitled to cast, in respect of each such Second Preferred Share held, that number of votes which is equal to the quotient obtained by dividing the stated capital account maintained for all the outstanding Second Preferred Shares of such series by the number of such outstanding Second Preferred Shares; provided that in respect of any such consideration denominated in a currency other than Canadian, the Board of Directors of the Corporation shall, for the purpose of this subsection 2(e), determine the appropriate conversion rate of such currency to Canadian currency in effect on the date of issue and, based on such rate, the Canadian dollar equivalent of such consideration; and provided further that when such quotient is a fraction or a whole number plus a fraction there shall be no right to vote in respect of such fraction.

          (f) The holders of the Second Preferred Shares shall not be entitled to vote separately as a class, and, unless the Articles of the Corporation otherwise provide, the holders of any series of the Second Preferred Shares shall not be entitled to vote separately as a series, upon a proposal to amend the Articles of the Corporation in the case of an amendment of a kind referred to in paragraphs (a), (b) and
               (e) of subsection 115(1) of the Act.





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          (g)  Any  meeting  of  shareholders  at  which the holders of the
               Second Preferred Shares are required or entitled by law to vote separately as a class or a series shall, unless the Articles of the Corporation otherwise provide, be called and conducted in accordance with the by-laws of the Corporation; provided that no amendment to or repeal of the provisions of such by-laws made after the date of the first issue of any of the Second Preferred Shares by the Corporation shall be applicable to the calling and conduct of meetings of holders of the Second Preferred Shares voting separately as a class or as a series unless such amendment or repeal has been theretofore approved by ordinary resolution adopted by the holders of the Second Preferred Shares voting separately as a class.

3    MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

     The rights, privileges, restrictions and conditions attaching to the Multiple Voting Shares and to the Subordinate Voting Shares shall be as follows:

          (a) The Multiple Voting Shares and the Subordinate Voting Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares and shall rank PARI PASSU share for share, as to the right to receive dividends. In the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntarily, or any other distribution of assets of the Corporation among its Shareholders for the purpose of winding-up its affairs, the holders of the Multiple Voting Shares, as a class, shall be entitled to receive, before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of the Subordinate Voting Shares, an amount equal to Cdn. $4,300,000.00. After payment to the holders of the Multiple Voting Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Corporation.

          (b) Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings of which only holders of another particular class or series shall have the right to vote. At each such meeting, each Multiple Voting Share shall entitle the holder thereof to five (5) votes and each Subordinate Voting Share shall entitle the holder thereof to one (1) vote.

          (c) The Corporation shall not purchase, or otherwise acquire from the holders thereof, any Multiple Voting Shares issued by it, or issue shares of any other class or series of shares of the Corporation, if the effect of such purchase, acquisition or issuance, would be to reduce the percentage of votes attached to the Multiple Voting Shares to less than 51% of the votes attached to all Multiple Voting Shares and Subordinate Voting Shares then outstanding.

          (d) On the date as the Willett Family (as hereinafter defined) cease to be the beneficial owners in the aggregate of Multiple Voting Shares and Subordinate Voting Shares having attached thereto 50% or more of the votes attaching to all Multiple Voting Shares and Subordinate Voting Shares then outstanding, the Multiple Voting Shares will automatically be converted into a like number of Subordinate Voting Shares.

               For the purposes of this subsection 3(c), "Willett Family" means Richard H. Willett, his wife Anne Elizabeth Willett and their descendants Lucy M. Murray Tetther, Mark G.H. Willett, Oliver R. Willett and Dominic E. Willett and any trustee, executor, administrator or legal representative of any of them or any trust established for the benefit of any of them and any entities controlled by any of them or by any trustee, executor, administrator or legal representative of any of them or by any trust established for the benefit of any of them.

          (e) Each issued and outstanding Multiple Voting Share may, at any time from time to time, at the holders' option be converted into one (1) Subordinate Voting Share. The conversion right provided in this subsection 3(d) shall be exercised by notice in writing given to the Corporation or to any transfer agent of the Subordinate Voting Shares accompanied by the certificate representing the Multiple Voting Shares which the holder desires to convert.

          (f) The Multiple Voting Shares and the Subordinate Voting Shares may not be subdivided or consolidated unless the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are simultaneously and similarly subdivided or consolidated.

          (g) Neither of the holders of the Multiple Voting Shares nor the holders of the Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles of the Corporation in the case of an amendment of the kind referred to in paragraph (a) and, as regards the creation of additional classes of preferred shares which are non voting except as may be provided in the event that the Corporation has failed to pay the prescribed dividends thereon, paragraph (e) of subsection 115(1) of the Act. The holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal (i) to amalgamate the Corporation with any other corporation other than pursuant to Section123 of the Act; (ii) to sell, lease or exchange all or substantially all the property of the Corporation or other than in the ordinary course of business of the Corporation or other than to one or more wholly owned subsidiaries of the Corporation or (iii) for the voluntary liquidation and dissolution of the Corporation pursuant to
               Section 138 of the Act.


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                           CONSOLTEX GROUP INC.-
                           GROUPE CONSOLTEX INC.

              (hereinafter referred to as the "Corporation")

          THIS IS SCHEDULE "II" TO THE FOREGOING FORM 7 UNDER THE
                  NEW BRUNSWICK BUSINESS CORPORATIONS ACT


The transfer of shares of the Corporation shall be restricted in that no shareholder shall be entitled to transfer any share or shares without either:

          (i) the approval of the directors of the Corporation expressed by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or

          (ii) the approval of the holders of at least a majority of the shares of the Corporation entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

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                           CONSOLTEX GROUP INC.-
                           GROUPE CONSOLTEX INC.

              (hereinafter referred to as the "Corporation")

         THIS IS SCHEDULE "III" TO THE FOREGOING FORM 7 UNDER THE
                  NEW BRUNSWICK BUSINESS CORPORATIONS ACT


1.   PLACE OF SHAREHOLDER MEETINGS

     Notwithstanding subsections (1) and (2) of Section 84 of the BUSINESS CORPORATIONS ACT, as from time to time in force, meetings of shareholders of the Corporation may be held at any place outside New Brunswick.


2.   NOTICE OF SHAREHOLDER MEETINGS

     Notwithstanding subsection (1) of Section 87 of the BUSINESS CORPORATIONS ACT, as from time to time in force, notice of time and place of a meeting of shareholders of the Corporation shall be deemed to be properly given if sent not less than three
    (3)  days  nor  more than fifty (50) days before such meeting:

     (a)  to each shareholder entitled to vote at the meeting;
     (b)  to each director; and
     (c)  to the auditor, if any.


3.   PRE-EMPTIVE RIGHTS

     (A) Notwithstanding subsection (2) of Section 27 of the BUSINESS CORPORATIONS ACT, as from time to time in force, but subject however to any rights arising under any unanimous shareholders agreements, the holders of equity shares of any class, in the case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its equity shares of any class of any shares or other securities convertible into or carrying rights or options to purchase its equity shares of any class, shall not as such, even if the issuance of the equity shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the unlimited dividend rights of such holders, have the pre-emptive right as provided by Section 27 of the BUSINESS CORPORATIONS ACT to purchase such shares or other securities.

          (B) Notwithstanding subsection (3) of Section 27 of the BUSINESS CORPORATIONS ACT, as from time to time in force, but subject however to any rights arising under any unanimous shareholders agreements, the holders of voting shares of any class, in case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its voting shares of any class or any shares or options to purchase its voting shares of any class, shall not as such, even if the issuance of the voting shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the voting rights of such holders, have the pre-emptive right as provided by Section 27 of the BUSINESS CORPORATIONS ACT to purchase such shares or other securities.

4.   PRIVATE CORPORATION RESTRICTIONS

     (A) The number of shareholders of the Corporation, exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of the Corporation, were, while in that employment, and have continued after the termination of that employment to be, shareholders of the Corporation, is limited to not more than fifty (50), two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

     (B) Any invitation to the public to subscribe for any securities of the Corporation is hereby prohibited.


5.   FINANCIAL ASSISTANCE

     The Corporation may, directly or indirectly, give financial assistance by means of a loan, guarantee or otherwise:

     (a)  to   any  shareholder,  director,  officer  or  employee  of  the
          Corporation or of an affiliated corporation, or

     (b) to any associate of a shareholder, director, officer or employee of the Corporation or of an affiliated corporation;

     whether or not:

     (c) the Corporation is, or after giving the financial assistance would be, unable to pay its liabilities as they become due; or

     (d) the realizable value of the Corporation's assets, excluding the amount of any financial assistance in the form of a loan or in the form of assets pledged or encumbered to secure a guarantee, after giving the financial assistance, would be less than the aggregate of the Corporation's liabilities and stated capital of all classes.


6.   REPLACEMENT OF DIRECTORS

     The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.


7.   FORM OF NAME

     The Corporation may use and be legally designated by either the English form of its name or the French form of its name or the combined English and French form.

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